Mind Medicine (MindMed) Inc.

One World Trade Center

Suite 8500

New York, NY 10007

April 26, 2024

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Hamill

Re:	Mind Medicine (MindMed) Inc.
Registration Statement on Form S-3
Filed April 2, 2024
File No. 333-278468
Request for Acceleration of Effective Date

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Mind Medicine (MindMed) Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 and declare such Registration Statement effective as of 9:00 a.m., Eastern Time, on April 29, 2024, or as soon thereafter as possible.

Please direct any questions or comments concerning this request to Steve Abrams of Hogan Lovells US LLP at (267) 675-4671. Also, please notify Mr. Abrams when this request for acceleration has been granted.

Very truly yours,

Mind Medicine (MindMed) Inc.

By:	/s/ Mark Sullivan
Name:	Mark Sullivan
Title:	Chief Legal Officer